TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: February 5, 2007 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to announce the achievement of a major milestone for the LEFA Corridor Gold Expansion Project with the first gold pour on Friday 2nd February.

The expansion project at Lefa, comprising the construction of the 7 million tonne a year CIP plant and associated infrastructure and mine expansion, has been completed in less than 18 months. General Manager-LEFA Operations, Mr. Iain Anderson, said ”This event represents a significant milestone in the life of our project and I thank all our employees for the commitment they have demonstrated and their considerable efforts which have helped to create a world class operation in record time”.

To date, approximately 172,000 tonnes of lower grade stockpiled ore at 1.15 g/t Au has been crushed and treated through the processing plant at an estimated recovery of 95%. Plant throughput is increasing with the second mill train (SAG Mill 2, Ball Mill 2) due to come on-line during the week commencing 5th February. Production rates are expected to ramp up through to the end of the first calendar quarter to a targeted annual production capacity of 350,000 ounces of gold.

Results from the 2006 exploration program have shown a clear potential for annual production at Lefa to exceed that originally contemplated during the Bankable Feasibility Study. The Company has identified two potential areas to provide an increase in near term production. Both areas carry higher grade than the present average reserve grade of 1.7 g/t and, subject to detailed mine scheduling, should enable an increased production rate to around 400,000 oz per year during 2008.

Additionally, and as previously reported, broad zones of high grade mineralisation have continued to be returned at depth from Lero-Karta in addition to Lero South. A scoping study has commenced with the purpose of assessing a potential underground operation to extract these resources. Conceptually, this would deliver a further 60,000 to 80,000 ounces to total annual site production.

Jan Vestrum, President and CEO of Crew stated “This first gold pour for the Lefa Expansion Project represents a landmark development in the transformation of Crew into a mid-tier gold producer. The entire team at Lefa and our contractor partners are to be congratulated for their combined efforts to achieve this result.  This development, combined with the very encouraging exploration drill results previously reported, gives great confidence that Lefa will play a significant role in achieving Crew’s target of one million ounces annual gold production within the next two to three years.”

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

Endnotes

News Release – February 5, 2007

First Gold Pour from Lefa Expansion Project